As filed with the Securities and Exchange Commission on July 3, 2003.

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ROBBINS & MYERS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Ohio	**31-0424220**
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1400 Kettering Tower, Dayton, Ohio 45423
(937) 222-2610
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Kevin J. Brown
Vice President and Chief Financial Officer
Robbins & Myers, Inc.
1400 Kettering Tower, Dayton, Ohio 45423
(937) 222-2610
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:
Joseph M. Rigot
Thompson Hine LLP
2000 Courthouse Plaza, N.E.
10 West Second Street
Dayton, Ohio 45402
(937) 443-6586

Approximate Date of Commencement of Proposed Sale to the Public:
From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered (1)	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Unit (3)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee (4)
Common shares, without par value Debt securities Convertible debt securities	—	—	$100,000,000	$8,090

(1) An indeterminable aggregate principal amount or number of securities is being registered as may from time to time be issued at indeterminate prices with an aggregate offering price not to exceed $100,000,000.

(2) Not specified as to each class of securities to be registered pursuant to General Instruction II.D of Form S-3.

(3) The proposed maximum offering price per unit has been omitted pursuant to Securities Act Release No. 6964.

(4) Calculated by multiplying .00008090 by the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY 3, 2003

PROSPECTUS

ROBBINS & MYERS, INC.

$100,000,000

COMMON SHARES

DEBT SECURITIES

CONVERTIBLE DEBT SECURITIES

This prospectus provides you with a general description of debt and equity securities that Robbins & Myers, Inc. may offer and sell from time to time. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that sale and may add to or update the information in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest in our securities.

Our common shares are listed on the NYSE under the symbol "RBN." Our 8.0% Convertible Subordinated Notes due 2008 are listed for trading on the NYSE under the symbol "RBN#08." The mailing address and telephone number of our principal executive office are 1400 Kettering Tower, Dayton, Ohio 45423 and (937) 222-2610.

Investing in our securities involves various risks. Beginning on page 1, we discuss a number of "Risk Factors" that you should consider before investing in our securities.

July 3, 2003

TABLE OF CONTENTS

TABLE OF CONTENTS

In this prospectus, we use the terms "Robbins & Myers," "we," "our" and "us" to refer to Robbins & Myers, Inc. and its direct and indirect subsidiaries.

The accompanying prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from or in addition to that contained or incorporated by reference in this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that any information we incorporate by reference is accurate only as of the date of the incorporated document, regardless of when this prospectus is delivered or when any sale of our securities occurs. Our business, financial condition, results of operations and prospects may have changed since those dates.

RISK FACTORS

You should carefully consider the risk factors described below and all other information contained in this prospectus, as well as the other information we include or incorporate by reference in this prospectus and the additional information in the reports that we file with the SEC. If any of the events contemplated by the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business, economic and geopolitical environment, and new risk factors may emerge from time to time. We can neither predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our business, or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

Some of our end-markets are cyclical, which may cause fluctuations in our sales and operating results.

We have experienced, and expect to continue to experience, fluctuations in operating results due to business cycles. We sell our products principally to pharmaceutical, energy and industrial markets. While we serve a variety of markets to avoid a dependency on any one, a significant downturn in any of these markets could cause a material adverse impact on our sales and operating results.

The energy market, in particular, is cyclical in nature as the worldwide demand for oil and gas fluctuates. When worldwide demand for these commodities is depressed, the demand for our products used in drilling and recovery applications is reduced. We have historically generated lower sales and profits in periods of declining demand for oil and gas. Accordingly, results of operations for any particular period are not necessarily indicative of the results of operations for any future period. Future downturns in demand for oil and gas could have a material adverse effect on our sales and operating results. Similarly, the industrial market has historically experienced cyclical fluctuations in demand that also could have a material adverse effect on our sales and operating results.

Our businesses are adversely affected by economic downturns.

As a supplier of capital equipment to a variety of industries, we are adversely affected by general economic downturns. Many of our customers, particularly in the industrial markets, will delay capital projects, including non-critical maintenance and upgrades, during economic downturns. The terrorist attacks on September 11, 2001 and the resulting war on terrorism caused instability in world markets, which, we believe, further negatively impacted capital equipment purchases in our markets.

A substantial portion of our sales are to customers outside the United States, and we are subject to special risks associated with international operations.

Approximately 60% of our fiscal 2002 sales were to customers outside the U.S., and we maintain manufacturing facilities in 15 non-U.S. countries. Conducting business outside the U.S. is subject to risks, including currency exchange rate fluctuations; changes in regional, political or economic conditions; trade protection measures, such as tariffs or import or export restrictions; and unexpected changes in regulatory requirements. One or more of these factors could have a material adverse effect on our international operations.

We are subject to a variety of laws regarding our international operations, including regulations issued by the U.S. Customs Service, the Bureau of Export Administration and various foreign governmental agencies. We cannot predict the nature, scope or effect of future regulatory requirements to which our international manufacturing operations and trading practices might be subject or the manner in which existing laws might be administered or interpreted. Future regulations could limit the countries in which certain of our products may be manufactured or sold or could restrict our access to, and increase the cost of obtaining, products from foreign sources. In addition, actual or alleged violations of import-export laws could result in enforcement actions and financial penalties that could result in substantial costs.

Competition in our markets could cause our sales to decrease.

We face significant competition from a variety of competitors in our markets. In addition, new competitors could enter our markets. Competitive pressures, including product quality, performance, price and service capabilities, and new technologies could adversely affect our competitive position, involving a loss of market share or decrease in prices, either of which could have a material adverse effect on our sales.

Our inability to identify acquisition candidates or obtain financing for acquisitions may adversely affect our ability to execute one of our business strategies.

One of our growth strategies is to increase our sales and expand our markets through acquisitions. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete future acquisitions. Limitations on our borrowing capacity could impact our ability to borrow funds to finance future acquisitions. If we are unable to successfully identify acquisition candidates and complete acquisitions, it could have a material adverse effect on our growth prospects.

Our leverage could adversely affect our financial health, make us vulnerable to adverse economic and industry conditions or prevent us from fulfilling our obligations under our credit facility.

We have incurred indebtedness that is substantial in relation to our shareholders' equity. As of May 31, 2003 we had $200,004,000 of total debt outstanding and $293,737,000 of total shareholders' equity. Our leverage could:

- make it difficult for us to fulfill our obligations under our credit facility;

- increase our vulnerability to interest rate changes and general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to finance acquisitions and to fund working capital, capital expenditures, research and development efforts and other general corporate activities;

- limit our flexibility in planning for, or reacting to, changes in our business and our markets; and

- place us at a competitive disadvantage relative to our competitors that have less indebtedness.

A continuing economic recession may impact substantially leveraged companies, such as us, more than competing companies with less leverage and may have a material adverse effect on our financial condition, results of operations and cash flows.

Our bank credit agreement imposes restrictions with respect to various business matters.

Our $126,123,000 bank credit agreement contains numerous restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other payments in respect of our common shares, to engage in transactions with affiliates, to make certain payments and investments and to merge or consolidate with another entity. The credit agreement also contains a number of financial covenants that require us to meet certain financial ratios and tests. If we fail to comply with the obligations in the credit agreement, it could result in an event of default under the credit agreement. If an event of default is not cured or waived, it could result in acceleration of the indebtedness under our credit agreement and under other instruments that may contain cross-acceleration or cross-default provisions, any of which could have a material adverse effect on our business.

The nature of our products creates the possibility of product liability lawsuits, which could harm our business.

As a manufacturer of equipment and systems for use in various markets, we face an inherent risk of exposure to product liability claims. Although we maintain strict quality controls and procedures, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for components of our products. Although we have liability insurance coverage, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost or will be adequate to cover any such liabilities. We generally seek to obtain contractual indemnification from our third-party suppliers. This contractual indemnification is typically limited in scope. In the event we do not have adequate insurance or contractual indemnification, product liabilities could have a material adverse effect on our business, financial condition or results of operations. Even if a product liability claim is without merit, it could harm our business.

A limited number of our shareholders can exert significant influence over us.

As of June 30, 2003, Maynard H. Murch IV, who is our Chairman of the Board, beneficially owned 3,087,444 of our outstanding common shares. Our executive officers and directors, including Mr. Murch, as a group beneficially own 25.2% of our outstanding common shares (assuming the exercise of all options exercisable within 60 days). Mr. Murch's share ownership could permit him, acting alone or together with other directors and executive officers, to exert significant influence over the outcome of votes, including votes concerning the election of directors, amendments to our articles of incorporation and code of regulations, possible mergers, corporate control contests and other significant corporate transactions.

Various restrictions in our governing documents and Ohio law could hinder a takeover of us that is not supported by our Board of Directors.

Our Amended Articles of Incorporation and Code of Regulations and the Ohio General Corporation Law contain provisions that could delay or prevent a change in control in a transaction that is not approved by our Board of Directors. These include provisions creating a classified board and limiting the shareholders' powers to remove directors. Additionally, as an Ohio corporation, we are subject to the Ohio Control Share Acquisition Law and the Ohio Merger Moratorium Law, which could delay or impede any proposed acquisition of us that is not approved by our Board of Directors.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference in this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). In addition to historical information, this prospectus contains forward-looking statements identified by use of words such as "expects," "anticipates," "estimates," and similar expressions. These statements reflect our expectations at the time this prospectus was issued. Actual events and results may differ materially from those described in the forward-looking statements. Among the factors that could cause material differences are significant declines in capital expenditures in specialty chemical and pharmaceutical industries, a major decline in oil and natural gas prices, foreign exchange rate fluctuations, continued availability of acceptable acquisition candidates, access to capital and financing and general economic conditions that can affect demand in the process industries. We undertake no obligation to update or revise any forward-looking statement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

						Nine Months Ended	
	1998	1999	2000	2001	2002	5/31/02	5/31/03
Pretax earnings	47,321	19,536	30,041	30,924	23,382	19,689	15,622
Less pretax minority interest	0	(1,576)	(2,265)	(1,588)	(1,576)	(792)	(948)
Plus fixed charges							
Interest	12,821	13,752	13,531	12,312	17,565	13,528	11,710
Adjusted Earnings	60,142	31,712	41,307	41,648	39,371	32,425	26,384
Earnings to Fixed Charges	4.69	2.31	3.05	3.38	2.24	2.40	2.25

USE OF PROCEEDS

Unless we otherwise specify in the applicable prospectus supplement, we intend to use the net proceeds from any offering of our securities for acquisitions, capital expenditures, repayment of indebtedness, working capital and general corporate purposes. Pending application of the net proceeds, we may invest in government securities or short-term investment grade interest bearing securities.

DIVIDENDS AND DIVIDEND POLICY

We have paid cash dividends in every quarter since May 31, 1989, and since the second quarter of fiscal 1998, we have paid quarterly cash dividends of $0.055 per share. Payment of dividends in the future will be made out of funds legally available for that purpose and at the discretion of our Board of Directors, taking into account, among other things, our earnings, capital requirements, financial condition, commitments for our use of available funds and other factors considered relevant by our Board of Directors.

Our ability to pay dividends is subject to certain contractual restrictions set forth in our bank credit facility. The amount of cash dividends plus stock repurchases we may incur in each fiscal year is restricted to the greater of $3,500,000 or 50% of our net income for the immediately preceding fiscal year, plus a portion of any unused amounts from the preceding fiscal year. For purposes of this test, stock repurchases related to stock option exercises or in connection with withholding taxes due under any stock plan in which employees or directors participate are not included. Under this formula, such cash dividends and stock repurchases in fiscal 2003 are limited to $12,159,000.

PLAN OF DISTRIBUTION

We may sell our securities, from time to time, by any method permitted by the Securities Act, including in the following ways:

- through one or more underwriters on a firm commitment or best-efforts basis;

- through broker-dealers, who may act as agents or principals, including a block trade in which a broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- directly to one or more purchasers;

- through agents;

- in privately negotiated transactions; and

- in any combination of these methods of sale.

We may also make direct sales through subscription rights distributed to our shareholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to shareholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

Unless otherwise specified in the applicable prospectus supplement, each series of securities will be a new issue with no established trading market, other than common shares which are listed on the NYSE. We expect that any common shares sold pursuant to a prospectus supplement will be listed on the NYSE. We may elect to list any series of debt securities or convertible debt securities, respectively, on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, any series of debt securities or convertible debt securities.

The applicable prospectus supplement will set forth the specific terms of the offering of our securities including the name or names of any underwriters, dealers or agents; the purchase price of the securities and the proceeds to us from the sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; the initial offering price to the public and any discounts or concessions allowed or reallowed or paid to dealers; and any securities exchange on which the securities may be listed. Any public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

Offers to purchase our securities may be solicited by agents designated by us from time to time. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us. Broker-dealers or agents may also receive compensation from the purchasers of the securities for whom they sell as principals. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of our securities. Accordingly, any commission, discount or concession received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. We have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of our securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and us. No period of time has been fixed within which the securities will be offered or sold.

If required under applicable state securities laws, we will sell the securities only through registered or licensed brokers or dealers. In addition, in some states, we may not sell securities unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

If the securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities. Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against some liabilities, including liabilities under the Securities Act.

If underwriters are utilized in the sale of the securities, the securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

Our securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriters are utilized in the sale of the securities, unless otherwise stated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters with respect to a sale of the securities will be obligated to purchase all shares of the securities offered if any are purchased.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

Any underwriters to whom our securities are sold for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time and without notice. In connection with any offering, persons participating in the offering, such as any underwriters, may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by underwriters of a greater number of securities than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously engage in market making activities with respect to the securities for a period of two business days prior to the commencement of the distribution.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

We will bear all costs, expenses and fees in connection with the registration of the securities as well as the expense of all commissions and discounts, if any, attributable to the sales of the securities by us.

DESCRIPTION OF COMMON SHARES

Our Amended Articles of Incorporation provides that we have authority to issue 40,000,000 common shares, without par value. As of June 30, 2003, we had 14,382,133 common shares issued and outstanding.

Common Shares

The following summary of provisions of our common shares is not complete. The rights of the common shares are defined by our Amended Articles of Incorporation and Code of Regulations and the provisions of the Ohio General Corporation Law.

Holders of the common shares are entitled to one vote per share on all matters upon which our shareholders are entitled to vote, including the election of directors. The holders of common shares are entitled to cumulate their votes in the election of directors. The holders of common shares are entitled to dividends when, as and if declared by our Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding up of our business, each holder of common shares is entitled to share ratably in all of our assets remaining after the payment of liabilities. Holders of common shares have no preemptive right to purchase any of our securities or any securities that are convertible into or exchangeable for any of our securities. The common shares are not subject to any provisions relating to redemption. The common shares have no conversion rights and are not subject to further calls or assessments by us. All common shares now outstanding, and all common shares issued in an offering under this prospectus, are or will be when issued fully paid and non-assessable.

The common shares are listed for trading on the NYSE under the symbol "RBN." As of June 30, 2003, we had 503 shareholders of record. This number excludes beneficial owners of common shares held in street name. Based on requests from brokers and other nominees, we estimate there are approximately an additional 2,300 holders of our common shares.

Provisions Relating to Takeover Matters

Our Board of Directors is fixed at eight directors and is divided into two classes. Each class is comprised of four directors. Directors of each class serve for two year terms, with one class being elected each year. The authorized number of directors and the number of directors in each class may be changed only by the affirmative vote of the holders of at least two-thirds of our voting power at a meeting of shareholders called for that purpose and for the purpose of electing directors, or by the affirmative vote of a majority of the authorized number of directors.

A director of either class may be removed upon the vote of the holders of two-thirds of our voting power entitled to vote in the election of directors. Unless all of the directors of a class are removed, a director may not be removed if votes of a sufficient number of shares are cast against the director's removal which, if cumulatively voted at an election of all of the directors, or all of the directors of a particular class, would be sufficient to elect one director. Under the Ohio General Corporation Law, if a corporation's Board of Directors is divided into classes, then directors may be removed by the shareholders only for cause. If any director is removed, the remaining directors may fill any such vacancy by a majority vote of the Board of Directors. Any director elected to fill a vacancy in the Board of Directors shall hold office until the expiration of the term of office for the class to which the director was elected.

Nominations of persons for election as directors may be made at a meeting of shareholders by (a) the Board of Directors or any committee appointed by the Board of Directors or (b) any shareholder entitled to vote for the election of directors at the meeting who provides timely notice. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 50 days nor more than 75 days prior to the shareholders meeting; provided, however, that in the event that less than 60 days notice or prior public disclosure of the date of the shareholders meeting is given to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

The Ohio General Corporation Law provides that a special meeting of shareholders may be called by the chairman of the board, the president, the directors at a meeting, a majority of the directors without a meeting, persons holding 25% or more of the shares entitled to vote at the special meeting (unless a corporation's articles of incorporation or regulations specify a greater or lesser percentage but not more than a majority), or those other officers or persons specified in the corporation's articles of incorporation or regulations. Our Code of Regulations provides that special meetings of the shareholders may be called at any time by the holders of at least one-fifth of the outstanding shares entitled to vote at such meeting, or in writing by the president, a vice president or by vote of a majority of the Board of Directors.

Our Code of Regulations provides that holders of shares entitling them to exercise at least one-third of our voting power present in person or by proxy at any shareholders meeting for the election of directors shall constitute a quorum, but to constitute a quorum at any shareholders meeting for any other purpose there shall be present in person or by proxy the holders of shares entitling them to exercise a majority of the voting power.

Our Code of Regulations may be altered, repealed or amended only with the written consent of holders of at least two-thirds of our voting power, or by the affirmative vote of the holders of at least a majority of our voting power. The provisions of our Code of Regulations regarding the classification of the Board of Directors, change in number of directors, nominations of directors, removal of directors and vacancies on the Board of Directors may be altered, repealed or amended only with the affirmative vote of the holders of at least two-thirds of our voting power.

Under the Ohio General Corporation Law, an amendment to a corporation's articles of incorporation requires the affirmative vote of two-thirds of the voting power of a corporation unless a greater or lesser percentage (which cannot be less than a majority) is specified in the corporation's articles of incorporation. Our Amended Articles of Incorporation do not contain any provisions that alter the effect of Ohio law in this regard.

Generally, under the Ohio General Corporation Law, the approval by the affirmative vote of holders of two-thirds of the voting power of a corporation entitled to vote on the matter is required for mergers, consolidations, majority share acquisitions, combinations involving the issuance of shares with one-sixth or more of the voting power of the corporation, and any transfers of all or substantially all of the assets of a corporation unless the articles of incorporation of the corporation specify a different proportion (which cannot be less than a majority). Our Amended Articles of Incorporation do not contain any provisions that alter the effect of Ohio law in this regard.

Section 1704.02 of the Ohio General Corporation Law (also known as the Merger Moratorium Law) prohibits any Chapter 1704 transaction (as defined below) for a period of three years from the date on which a shareholder first becomes an interested shareholder unless the directors of the corporation approved the transaction prior to the shareholder becoming an interested shareholder or approved the transaction pursuant to which the shareholder became an interested shareholder. A "Chapter 1704 transaction" is defined to include a variety of transactions such as mergers, consolidations, combinations or majority share acquisitions between an Ohio corporation and an interested shareholder or an affiliate of an interested shareholder. An "interested shareholder" is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation. After the three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation or such other percentage set forth in the articles of incorporation of the corporation provided that a majority of the disinterested shareholders approve the transaction.

Section 1701.831 of the Ohio General Corporation Law (also known as the Control Share Acquisition Law) generally prohibits transactions pursuant to which a person obtains one-fifth or more but less than one-third of all the voting power of a corporation, one-third or more but less than a majority of all the voting power of a corporation, or a majority or more of all the voting power of a corporation (a "control share acquisition"), unless the shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the voting power of the corporation and by the affirmative vote of a majority of the voting power of the corporation excluding the voting power of interested shares. A corporation can provide in its articles of incorporation or code of regulations that Section 1701.831 does not apply to control share acquisitions of its shares. We have not provided in our Amended Articles of Incorporation or Code of Regulations that these provisions do not apply to us.

Under Ohio law, any offeror making a "control bid" pursuant to a tender offer for the securities of a "subject company" (generally, a corporation with a certain threshold value of assets located in Ohio and a certain threshold number of shareholders residing in Ohio) must file upon commencement of the bid certain information specified in the Ohio Securities Act with the Ohio Division of Securities, who may then within five calendar days suspend the bid if the required information has not been supplied to it, if material information regarding the bid has not been provided to the offerees or if there has been any other violation of the Ohio Securities Act.

Some or all of these provisions of our Amended Articles of Incorporation and Code of Regulations and Ohio law may have the effect of delaying, hindering or preventing a change in control of Robbins & Myers that is not supported by our Board of Directors.

DESCRIPTION OF DEBT SECURITIES

The following briefly summarizes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture between us and a trustee. The form of indenture, which includes the form of debt securities, will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part prior to the time of the applicable offering.

Where we make no distinction between senior debt securities and subordinated debt securities or between the senior debt indenture and the subordinated debt indenture, those summaries refer to any debt securities and either indenture. The prospectus supplements will describe the particular terms and provisions of any series of debt securities. Therefore, you should rely on the information in the applicable prospectus supplement, especially when the information in the prospectus supplement is different from the information provided in this summary. The provisions of the prospectus supplement will control to the extent that any provision in any prospectus supplement is inconsistent with any provision in this summary.

Because the following description is a summary, it does not describe every aspect of the debt securities, and is qualified in its entirety by the detailed information appearing in the applicable prospectus supplement.

General

The indenture does not limit the aggregate principal amount of debt securities that may be issued under the indenture. We may issue debt securities from time to time in one or more series. Unless otherwise specified in the applicable prospectus supplement, the debt securities will be unsecured obligations of us and will rank equally with our other unsecured and unsubordinated indebtedness.

You should refer to the prospectus supplement that accompanies this prospectus for a description of the specific series of debt securities we are offering by that prospectus supplement. The terms may include:

• the title of the debt securities and the series in which the debt securities will be included;

• the authorized denominations and aggregate principal amount of the debt securities;

- the date or dates on which the debt securities will mature or the method for determining those dates;

- the rate or rates, which may be fixed or variable, per annum at which the debt securities will bear interest, if there is any interest, and, if such rate is variable, the manner of calculating interest and the date from which interest will accrue or the method for determining such date or dates;

- the place or places where the principal of and any premium and interest on the debt securities will be payable;

- the dates on which the interest will be payable and the corresponding record dates;

- the period or periods within which, the price or prices at which, and the terms and conditions on which, the debt securities may be redeemed, in whole or in part, at our option;

- any mandatory or optional sinking fund or purchase fund or analogous provisions;

- the terms and conditions of any redemption of the debt securities and any redemption price;

- the denominations of the debt securities that we are authorized to issue;

- the portion of the principal amount of the debt securities payable upon declaration of the acceleration of the maturity of the debt securities and any method by which that portion will be payable;

- the person to whom any interest on any debt security will be payable if other than the person in whose name the debt security is registered on the applicable record date;

- any events of default or covenants applicable to the debt securities;

- if applicable, provisions related to the issuance of debt securities in book-entry form; and

- any other special terms of the debt securities.

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

Unless the applicable prospectus supplement specifies otherwise, we will issue the debt securities in fully registered form without coupons. If we issue debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those debt securities and to payment on and transfer and exchange of those debt securities.

The debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to those debt securities.

Payment, Registration, Transfer and Exchange

Subject to any applicable laws or regulations, we will make payments on the debt securities at a designated office or agency, unless the applicable prospectus supplement otherwise sets forth. At our option, however, we may also make interest payments on the debt securities in registered form:

- by checks mailed by the trustee to the holders of debt securities entitled to interest payments at their registered addresses; or

- by wire transfer to an account maintained by the person entitled to interest payments as specified in the debt register.

Unless the applicable prospectus supplement otherwise indicates, we will pay any installment of interest on debt securities in registered form to the person in whose name the debt security is registered at the close of business on the regular record date for that installment of interest.

Unless the applicable prospectus supplement otherwise sets forth, debt securities issued in registered form will be transferable or exchangeable at the agency we may designate from time to time. Debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection with the transfer or exchange.

Book-Entry Procedures

The applicable prospectus supplement for each series of debt securities will state whether those debt securities will be subject to the following provisions.

Unless debt securities in physical form are issued, the debt securities will be represented by one or more fully registered global certificates, in denominations of $1,000 or any integral multiple of $1,000. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company (DTC), and registered in its name or in the name of Cede & Co., its nominee. No holder of debt securities initially issued as a global certificate will be entitled to receive a certificate in physical form, except as set forth below.

DTC has advised us that:

- DTC is:

    - a limited purpose trust company organized under the laws of the state of New York;

    - a member of the Federal Reserve System;

    - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - a "clearing agency" registered pursuant to Section 17A of the Exchange Act.

- DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book entries, thereby eliminating the need for physical movement of certificates.

- DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations.

- Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders that are not DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the debt securities may do so only through DTC participants. In addition, holders of the debt securities will receive all distributions of principal and interest from the trustee through DTC participants. Under the rules, regulations and procedures creating and affecting DTC and its operation, DTC is required to make book-entry transfers of debt securities among DTC participants on whose behalf it acts and to receive and transmit distributions of principal of, and interest on, the debt securities. Under the book-entry system, holders of debt securities may experience some delay in receipt of payments, since the trustee will forward such payments to Cede & Co., as nominee for DTC, and DTC, in turn, will forward the payments to the appropriate DTC participants.

DTC participants will be responsible for distributions to holders of debt securities, which distributions will be made in accordance with customary industry practices. Although holders of debt securities will not have possession of the debt securities, the DTC rules provide a mechanism by which those holders will receive payments and will be able to transfer their interests. Although the DTC participants are expected to convey the rights represented by their interests in any global security to the related holders, because DTC can act only on behalf of

DTC participants, the ability of holders of debt securities to pledge the debt securities to persons or entities that are not DTC participants or to otherwise act with respect to the debt securities may be limited due to the lack of physical certificates for the debt securities.

Neither we nor the trustee under the applicable indenture nor any agent of either of them will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the debt securities or for supervising or reviewing any records relating to such beneficial ownership interests. Since the only "holder of debt securities," for purposes of the indenture, will be DTC or its nominee, the trustee will not recognize holders of debt securities as "holders of debt securities," and holders of debt securities will be permitted to exercise the rights of holders only indirectly through DTC and DTC participants. DTC has advised us that it will take any action permitted to be taken by a holder of debt securities under the indenture only at the direction of one or more DTC participants to whose accounts with DTC the related debt securities are credited.

All payments we make to the trustee will be in immediately available funds and will be passed through to DTC in immediately available funds.

Physical certificates will be issued to holders of a global security, or their nominees, if:

- DTC advises the trustee in writing that DTC is no longer willing, able or eligible to discharge properly its responsibilities as depository and we are unable to locate a qualified successor; or

- we decide in our sole discretion to terminate the book-entry system through DTC.

In such event, the trustee under the applicable indenture will notify all holders of debt securities through DTC participants of the availability of such physical debt securities. Upon surrender by DTC of the definitive global note representing the debt securities and receipt of instructions for reregistration, the trustee will reissue the debt securities in physical form to holders or their nominees.

Debt securities in physical form will be freely transferable and exchangeable at the office of the trustee upon compliance with the requirements set forth in the applicable indenture.

No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required.

Consolidation, Merger or Sale by Robbins & Myers

The indenture provides that we may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, if:

- in the case of a merger or consolidation, we are the surviving corporation;

- in the case of either a merger or consolidation where we are not the surviving corporation, or a sale, conveyance or other disposition of all or substantially all of our assets to another person:

- the resulting, successor or acquiring person is a corporation organized and existing under the laws of the United States or any state thereof;

- that corporation expressly assumes by supplemental indenture all our obligations under the debt securities, any related coupons and indenture;

- immediately after giving effect to the merger or consolidation, or the sale, conveyance, transfer, lease or other disposition, no default or event of default under the indenture will have occurred and be continuing; and

- certain other conditions are met.

If a successor corporation assumes our obligations, then that successor corporation will succeed to and be substituted for us under the indenture and under the debt securities and any related coupons, and all our obligations will terminate.

Events of Default, Notice and Certain Rights on Default

Events of default under the indenture for a series of debt securities are defined as:

- default for 30 days in payment of any interest on any debt security of that series or any related coupon or any additional amount payable for the debt securities of that series when due;

- default for 10 days in payment of principal or premium, if any, on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series when due;

- default for 60 days after notice to us by the trustee, or to us and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding debt securities of that series, in the performance of any other agreement applicable to the debt securities of that series, in the indenture or in any supplemental indenture under which the debt securities of that series may have been issued;

- default resulting in acceleration of other of our indebtedness for borrowed money if:

  - the aggregate principal amount of indebtedness that is accelerated exceeds $50 million;

  - the acceleration is not rescinded or annulled within 10 days after written notice of the acceleration is given to us by the trustee, or to us and the trustee by holders of not less than 25% in aggregate principal amount of the outstanding debt of that series; and

  - the default that resulted in the acceleration of the other indebtedness is not cured or waived; and

- certain events of bankruptcy, insolvency or reorganization.

If an event of default specified in the indenture for the debt securities of any series occurs and is continuing, either the trustee for that series or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series, by written notice to us, may:

  - declare the principal of and all accrued but unpaid interest on all the debt securities of that series to be due and payable; or

  - in the case of original issue discount debt securities or indexed debt securities, declare the portion of the principal amount specified in the applicable prospectus supplement to be due and payable.

If the holders of debt securities of a series give notice of the declaration of acceleration to us, then they are also required to give notice to the trustee for that series.

The trustee for any series of debt securities is required to give notice to the holders of the debt securities of that series of all uncured defaults within 90 days after the occurrence of a default known to it on debt securities of that series. That notice will not, however, be given until 60 days after the occurrence of a default on debt securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest, if any, or make a mandatory sinking fund payment. In addition, the trustee may withhold that notice if and so long as a committee of its responsible officers in good faith determines that withholding that notice is in the interest of the holders of the debt securities of that series, except in the case of a default in payment on the debt securities of that series. Default means any event that is, or, after notice or passage of time or both, would be, an event of default.

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless those holders have offered the trustee reasonable indemnity. Subject to those trustee indemnification provisions, the holders of not less than a majority in aggregate principal amount of the debt securities of each series affected (with each series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for that series, or exercising any trust or power conferred on the trustee.

We will file annually with the trustee a certificate as to our compliance with all conditions and covenants of the indenture.

The holders of not less than a majority in aggregate principal amount of any series of debt securities, by notice to the trustee for that series, may waive, on behalf of the holders of all debt securities of that series, any past default or event of default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series. A default or event of default in the payment of the principal of, or premium or interest on, any debt security and certain other defaults may not, however, be waived.

Modification of the Indenture

We, as well as the trustee for a series of debt securities, may enter into one or more supplemental indentures, without the consent of the holders of any of the debt securities, in order to:

- evidence the succession of another corporation to us and the assumption of our covenants by a successor;

- add to our covenants or surrender any of our rights or powers;

- add additional events of default for any series;

- add, change or eliminate any provision affecting debt securities that are not yet issued;

- secure the debt securities;

- establish the form or terms of debt securities not yet issued;

- evidence and provide for successor trustees;

- if allowed without penalty under applicable laws and regulations, permit payment in respect of debt securities in bearer form in the United States;

- correct or supplement any inconsistent provisions or add any other provisions, on the condition that this action does not adversely affect the interests of any holder of debt securities of any series issued under the indenture in any material respect; or

- cure any ambiguity or correct any mistake.

In addition, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series affected by the supplemental indenture, we and the trustee may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or modifying the rights of the holders of debt securities of that series. No such supplemental indenture may, however, without the consent of the holder of each debt security that is affected:

- change the time for payment of principal or interest on any debt security;

- reduce the principal of, or any installment of principal of, or interest on, any debt security;

- reduce the amount of premium, if any, payable upon the redemption of any debt security;

- reduce the amount of principal payable upon acceleration of the maturity of an original issue discount debt security;

- impair the right to institute suit for the enforcement of any payment on or for any debt security;

- reduce the percentage in principal amount of the outstanding debt securities of any series the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

- change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

- modify the provisions relating to waiver of some defaults or any of the foregoing provisions; or

- change the currency of payment.

Any supplemental indenture will be filed with the SEC as an exhibit to:

- a post-effective amendment to the registration statement of which this prospectus is a part;

- an annual report on Form 10-K;

- a quarterly report on Form 10-Q; or

- a current report on Form 8-K.

Defeasance and Covenant Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee sufficient cash or government obligations to pay the principal, interest, any premium and any mandatory sinking fund or analogous payments due to the stated maturity or a redemption date of the debt securities of a particular series, then at our option:

- we will be discharged from our obligations for the debt securities of that series, which is referred to as "defeasance"; or

- we will no longer be under any obligation to comply with certain covenants under the indenture, and some events of default will no longer apply to us, which is referred to as "covenant defeasance."

If this happens, the holders of the debt securities of the affected series will no longer be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Those holders may look only to the deposited funds or obligations for payment.

Unless the applicable prospectus supplement specifies otherwise and except as described below, the conditions to both defeasance and covenant defeasance are as follows:

- it must not result in a breach or violation of, or constitute a default or event of default under, the indenture, or result in a breach or violation of, or constitute a default under, any other of our material agreements or instruments;

- certain bankruptcy-related defaults or events of default with respect to us must not have occurred and be occurring during the period commencing on the date of the deposit of the trust funds to defease the debt securities and ending on the 91st day after that date;

- we must deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities:

  - will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance; and

- will be subject to federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if the covenant defeasance had not occurred;

- we must deliver to the trustee an officer's certificate and an opinion of counsel addressing compliance with the conditions of the defeasance or covenant defeasance; and

- we must comply with any additional conditions to the defeasance or covenant defeasance that the indenture may impose on us.

In the event that government obligations deposited with the trustee for the defeasance of such debt securities decrease in value or default subsequent to their being deposited, we will have no further obligation, and the holders of the debt securities will have no additional recourse against us, for any decrease in value or default. If indicated in the prospectus supplement, in addition to obligations of the United States or an agency or instrumentality of the United States, government obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency in which debt securities of such series are payable.

We may exercise our defeasance option for the debt securities even if we have already exercised our covenant defeasance option. If we exercise our defeasance option, payment of the debt securities may not be accelerated because of default or an event of default. If we exercise our covenant defeasance option, payment of the debt securities may not be accelerated because of default or an event of default with respect to the covenants to which the covenant defeasance is applicable. If, however, acceleration occurs, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the debt securities, because the required deposit in the defeasance trust is based on scheduled cash flow rather than market value, which will vary depending on interest rates and other factors.

DESCRIPTION OF CONVERTIBLE DEBT SECURITIES

The following briefly summarizes certain general terms and provisions of the convertible debt securities. The convertible debt securities will be unsecured obligations and will be either senior or subordinated debt. Convertible senior debt will be issued under a convertible senior debt indenture. Convertible subordinated debt will be issued under a convertible subordinated debt indenture. The form of convertible debt indenture, which includes the form of convertible debt securities, will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part prior to the time of the applicable offering.

Where we make no distinction between convertible senior debt securities and convertible subordinated debt securities or between the convertible senior debt indenture and the convertible subordinated debt indenture, those summaries refer to any convertible debt securities and either indenture. The prospectus supplements will describe the particular terms and provisions of any series of convertible debt securities. Therefore, you should rely on the information in the applicable prospectus supplement, especially when the information in the prospectus supplement is different from the information provided in this summary. The provisions of the prospectus supplement will control to the extent that any provision in any prospectus supplement is inconsistent with any provision in this summary.

Because the following description is a summary, it does not describe every aspect of the convertible debt securities, and is qualified in its entirety by the detailed information appearing in the applicable prospectus supplement.

General

The indenture does not limit the aggregate principal amount of convertible debt securities that may be issued under the indenture. We may issue convertible debt securities from time to time in one or more series. The convertible senior debt securities will be unsecured and unsubordinated obligations of us and will rank equally with our other unsecured and unsubordinated indebtedness. The convertible subordinated debt securities will be unsecured obligations of us and, as set forth below under "Convertible Subordinated Debt Securities," will be subordinated in right of payment to all of our senior indebtedness.

You should refer to the applicable prospectus supplement for a description of the specific series of convertible debt securities we are offering by that prospectus supplement. The terms may include:

- the specific designation of the convertible debt securities, including whether they are senior debt securities or subordinated debt securities;

- the aggregate principal amount of the convertible debt securities;

- the maturity date or dates of the principal of the convertible debt securities or the method of determining the maturity date or dates;

- the rate or rates, which may be fixed or variable, at which the convertible debt securities will bear interest, if there is any interest, or the method of calculating the interest rate or rates;

- the date or dates that interest will accrue or the method of determining that date or dates;

- the date or dates that interest will be payable and the record date or dates for the interest payment date or dates;

- the place or places where the principal of or any premium and interest on the convertible debt securities will be payable;

- if we may redeem, at our option, the convertible debt securities in whole or in part:

  - the period or periods for the redemption;

  - the price or prices for the redemption; and

  - the terms and conditions for the redemption;

- if we are obligated to redeem or purchase the convertible debt securities in whole or in part, pursuant to any sinking fund or similar provisions, upon the happening of specified events or at the option of a holder of the convertible debt securities:

  - the period or periods for the redemption;

  - the price or prices for the redemption; and

  - the terms and conditions for the redemption;

- the denominations of the convertible debt securities that we are authorized to issue;

- the terms and conditions upon which conversion will be effected, including:

  - the conversion price;

  - the conversion period; and

  - other conversion provisions;

- if other than the principal amount, the portion of the principal amount of the convertible debt securities that will be payable upon declaration of the acceleration of the maturity, or the method by which that portion will be determined;

- the person to whom any interest on any convertible debt security will be payable, if other than the person in whose name the convertible debt security is registered on the applicable record date;

- any addition to, or modification or deletion of, any event of default or any covenant of us specified in the applicable indenture;

- the application of the means of covenant defeasance specified for the convertible debt securities;

- whether the convertible debt securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global security or securities;

- any addition to, or modification or deletion of, any provision of the indenture related to the subordination of the convertible debt securities; and

- any other special terms of the convertible debt securities.

Unless the applicable prospectus supplement specifies otherwise, the convertible debt securities will not be listed on any securities exchange.

Unless the applicable prospectus supplement specifies otherwise, we will issue the convertible debt securities in fully registered form without coupons. If we issue convertible debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those convertible debt securities and to payment on and transfer and exchange of those convertible debt securities. Convertible debt securities issued in bearer form will be transferable by delivery.

The convertible debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to those convertible debt securities.

Payment, Registration, Transfer and Exchange

Subject to any applicable laws or regulations, we will make payments on the convertible debt securities at a designated office or agency, unless the applicable prospectus supplement otherwise sets forth. At our option, however, we may make interest payments on the convertible debt securities in registered form:

- by checks mailed by the trustee to the holders of convertible debt securities entitled to interest payments at their registered addresses; or

- by wire transfer to an account maintained by the person entitled to interest payments as specified in the debt register.

Unless the applicable prospectus supplement otherwise indicates, we will pay any installment of interest on convertible debt securities in registered form to the person in whose name the convertible debt security is registered at the close of business on the regular record date for that installment of interest.

Unless the applicable prospectus supplement otherwise sets forth, convertible debt securities issued in registered form will be transferable or exchangeable at the agency we may designate from time to time. Convertible debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection with the transfer or exchange.

Conversion Rights

An applicable prospectus supplement will set forth the terms on which the convertible debt securities of any series are convertible into common shares. Those terms will address whether conversion is mandatory, at the option of the holder or at our option. The terms may also provide that the number of our common shares to be received by the holders of the convertible debt securities will be calculated according to the market price of our common shares as of a time stated in the prospectus supplement.

Convertible Subordinated Debt Securities

For any convertible subordinated debt securities, the following provisions will apply.

Before we pay the principal of, and premium and interest on, the convertible subordinated debt securities, we must be current and not in default on payment in full of all of our senior indebtedness. Senior indebtedness includes all of our indebtedness unless the indebtedness, by its terms, is subordinate in right of payment to or equal with the convertible subordinated debt securities. Indebtedness means the principal of, premium, if any, and any accrued and unpaid interest (including post-petition interest, whether or not allowable as a claim in bankruptcy) on:

- indebtedness for money borrowed;

- indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness;

- obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; and

- obligations under capitalized leases and equipment leases.

Indebtedness does not include amounts owed to trade creditors in the ordinary course of business.

We may not pay the principal of, premium, if any, or interest on the convertible subordinated debt securities if:

- any of our senior indebtedness is not paid when due (following the expiration of any applicable grace period); or

- any other default on our senior indebtedness occurs and the maturity of any senior indebtedness is accelerated in accordance with its terms;

unless, in either case:

- the failure to pay or the acceleration relates to senior indebtedness in an aggregate amount equal to or less than $10 million;

- the default has been cured or waived or has ceased to exist;

- the acceleration has been rescinded; or

- the senior indebtedness has been paid in full.

A failure to make any payment on the convertible subordinated debt securities as a result of the foregoing provisions will not limit the right of the holders of the convertible subordinated debt securities to accelerate the maturity as a result of the payment default.

If any distribution of our assets is made upon any dissolution, total or partial liquidation or reorganization of or similar proceeding relating to us, the holders of senior indebtedness will be entitled to receive payment in full before the holders of the convertible subordinated debt securities are entitled to receive any payment. Because of this subordination, in the event of insolvency, our creditors who hold senior indebtedness or other unsubordinated indebtedness may recover a greater percentage of the debt owed to them than the holders of the convertible subordinated debt securities.

Book-Entry Procedures

The applicable prospectus supplement for each series of convertible debt securities will state whether those convertible debt securities will be subject to the following provisions.

Unless convertible debt securities in physical form are issued, the convertible debt securities will be represented by one or more fully registered global certificates, in denominations of $1,000 or any integral multiple of $1,000. Each global certificate will be deposited with, or on behalf of, DTC, and registered in its name or in the name of Cede & Co., its nominee. No holder of convertible debt securities initially issued as a global certificate will be entitled to receive a certificate in physical form, except as set forth below.

DTC has advised us that:

- DTC is:

  - a limited purpose trust company organized under the laws of the state of New York;

  - a member of the Federal Reserve System;

  - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  - a "clearing agency" registered pursuant to Section 17A of the Exchange Act.

- DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book entries, thereby eliminating the need for physical movement of certificates.

- DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations.

- Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders that are not DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the convertible debt securities may do so only through DTC participants. In addition, holders of the convertible debt securities will receive all distributions of principal and interest from the trustee through DTC participants. Under the rules, regulations and procedures creating and affecting DTC and its operation, DTC is required to make book-entry transfers of convertible debt securities among DTC participants on whose behalf it acts and to receive and transmit distributions of principal of, and interest on, the convertible debt securities. Under the book-entry system, holders of convertible debt securities may experience some delay in receipt of payments, since the trustee will forward such payments to Cede & Co., as nominee for DTC, and DTC, in turn, will forward the payments to the appropriate DTC participants.

DTC participants will be responsible for distributions to holders of convertible debt securities, which distributions will be made in accordance with customary industry practices. Although holders of convertible debt securities will not have possession of the convertible debt securities, DTC rules provide a mechanism by which those holders will receive payments and be able to transfer their interests. Although the DTC participants are expected to convey the rights represented by their interests in any global security to the related holders, because DTC can act only on behalf of DTC participants, the ability of holders of convertible debt securities to pledge the convertible debt securities to persons or entities that are not DTC participants or to otherwise act with respect to the convertible debt securities may be limited due to the lack of physical certificates for the convertible debt securities.

Neither we nor the trustee under the applicable indenture nor any agent of either of them will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the convertible debt securities or for supervising or reviewing any records relating to such beneficial ownership interests. Since the only "holder of convertible debt securities," for purposes of the indenture, will be DTC or its nominee, the trustee will not recognize holders of convertible debt securities as "holders of convertible debt securities," and holders of convertible debt securities will be permitted to exercise the rights of holders only indirectly through DTC and DTC participants. DTC has advised us that it will take any action permitted to be taken by a holder of convertible debt securities under the indenture only at the direction of one or more DTC participants to whose accounts with DTC the related convertible debt securities are credited.

All payments we make to the trustee will be in immediately available funds and will be passed through to DTC in immediately available funds.

Physical certificates will be issued to holders of beneficial interests in a global certificate, or their nominees, if:

- DTC advises the trustee in writing that it is no longer willing, able or eligible to discharge properly its responsibilities as depository and we are unable to locate a qualified successor; or

- we decide in our sole discretion to terminate the book-entry system through DTC.

In such event, the trustee under the applicable indenture will notify all holders of convertible debt securities through DTC participants of the availability of such physical convertible debt securities. Upon surrender by DTC of the definitive global note representing the convertible debt securities and receipt of instructions for reregistration, the trustee will reissue the convertible debt securities in physical form to holders or their nominees.

Convertible debt securities in physical form will be freely transferable and exchangeable at the office of the trustee upon compliance with the requirements set forth in the applicable indenture.

No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required.

Consolidation, Merger or Sale by Robbins & Myers

The indenture provides that we may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, if:

- in the case of a merger or consolidation, we are the surviving corporation;

- in the case of either a merger or consolidation where we are not the surviving corporation, or a sale, conveyance or other disposition of all or substantially all of our assets to another person:

  - the resulting successor or acquiring person is a corporation organized and existing under the laws of the United States or any state thereof;

  - that corporation expressly assumes by supplemental indenture all our obligations under the convertible debt securities, any related coupons and the indenture;

  - immediately after giving effect to the merger or consolidation, or the sale, conveyance, transfer, lease or other disposition, no default or event of default under the indenture will have occurred and be continuing; and

  - certain other conditions are met.

If a successor corporation assumes our obligations, then that successor corporation will succeed to and be substituted for us under the indenture and under the convertible debt securities and any related coupons, and all our obligations will terminate.

Events of Default, Notice and Certain Rights on Default

Events of default under the indenture for a series of convertible debt securities are defined as:

- default for 30 days in payment of any interest on any convertible debt security of that series or any related coupon or any additional amount payable for the convertible debt securities of that series when due;

- default for 10 days in payment of principal or premium, if any, on redemption or otherwise, or in the making of a mandatory sinking fund payment of any convertible debt securities of that series when due;

- default for 60 days after notice to us by the trustee, or to us and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding convertible debt securities of that series, in the performance of any other agreement applicable to the convertible debt securities of that series, in the indenture or in any supplemental indenture under which the convertible debt securities of that series may have been issued;

- default resulting in acceleration of other of our indebtedness for borrowed money if:

  - the aggregate principal amount of indebtedness that is accelerated exceeds $10 million;

  - the acceleration is not rescinded or annulled within 10 days after written notice of the acceleration is given to us by the trustee, or to us and the trustee by holders of not less than 25% in aggregate principal amount of the outstanding convertible debt securities of that series; and

  - the default that resulted in the acceleration of the other indebtedness is not cured or waived; and

- certain events of bankruptcy, insolvency or reorganization.

If an event of default specified in the indenture for the convertible debt securities of any series occurs and is continuing, either the trustee for that series or the holders of not less than 25% in aggregate principal amount of the outstanding convertible debt securities of that series, by written notice to us, may:

- declare the principal of and all accrued but unpaid interest on all the convertible debt securities of that series to be due and payable; or

- in the case of original issue discount convertible debt securities or indexed convertible debt securities, declare the portion of the principal amount specified in the applicable prospectus supplement to be due and payable.

If the holders of convertible debt securities of a series give notice of the declaration of acceleration to us, then they are also required to give notice to the trustee for that series.

The trustee for any series of convertible debt securities is required to give notice to the holders of the convertible debt securities of that series of all uncured defaults within 90 days after the occurrence of a default known to it on convertible debt securities of that series. That notice will not, however, be given until 60 days after the occurrence of a default on convertible debt securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest, if any, or make a mandatory sinking fund payment. In addition, the trustee may withhold that notice if and so long as a committee of its responsible officers in good faith determines that withholding that notice is in the interest of the holders of the convertible debt securities of that series, except in the case of a default in payment on the convertible debt securities of that series. Default means any event that is, or, after notice or passage of time or both, would be, an event of default.

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of convertible debt securities, unless those holders have offered the trustee reasonable indemnity. Subject to those trustee indemnification provisions, the holders of not less than a majority in aggregate principal amount of the convertible debt securities of each series affected (with each series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for that series, or exercising any trust or power conferred on the trustee.

We will file annually with the trustee a certificate as to our compliance with all conditions and covenants of the indenture.

The holders of not less than a majority in aggregate principal amount of any series of convertible debt securities, by notice to the trustee for that series, may waive, on behalf of the holders of all convertible debt securities of that series, any past default or event of default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series. A default or event of default in the payment of the principal of, or premium or interest on, any convertible debt security and certain other defaults may not, however, be waived.

Modification of the Indenture

We, as well as the trustee for a series of convertible debt securities, may enter into one or more supplemental indentures, without the consent of the holders of any of the convertible debt securities, in order to:

• evidence the succession of another corporation to us and the assumption of our covenants by a successor;

• add to our covenants or surrender any of our rights or powers;

• add additional events of default for any series;

• add, change or eliminate any provision affecting convertible debt securities that are not yet issued;

• secure the convertible debt securities;

• establish the form or terms of convertible debt securities not yet issued;

• evidence and provide for successor trustees;

• if allowed without penalty under applicable laws and regulations, permit payment in respect of convertible debt securities in bearer form in the United States;

• correct or supplement any inconsistent provisions or add any other provisions, on the condition that this action does not adversely affect the interests of any holder of convertible debt securities of any series issued under the indenture in any material respect; or

• cure any ambiguity or correct any mistake.

In addition, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding convertible debt securities of each series affected by the supplemental indenture, we and the trustee may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or modifying the rights of the holders of convertible debt securities of that series. No supplemental indenture may, however, without the consent of the holder of each convertible debt security that is affected:

• change the time for payment of principal or interest on any convertible debt security;

• reduce the principal of, or any installment of principal of, or interest on any convertible debt security;

• reduce the amount of premium, if any, payable upon the redemption of any convertible debt security;

• reduce the amount of principal payable upon acceleration of the maturity of an original issue discount convertible debt security;

• impair the right to institute suit for the enforcement of any payment on or for any convertible debt security;

• modify the conversion rights or provisions with respect to subordination in a manner adverse to the holders;

• reduce the percentage in principal amount of the outstanding convertible debt securities of any series the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

• change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

- modify the provisions relating to waiver of some defaults or any of the foregoing provisions; or

- change the currency of payment.

Any supplemental indenture will be filed with the SEC as an exhibit to:

- a post-effective amendment to the registration statement of which this prospectus is a part;

- an annual report on Form 10-K;

- a quarterly report on Form 10-Q; or

- a current report on Form 8-K.

Covenant Defeasance

If the applicable prospectus supplement so indicates, we may elect to be released from our obligations for certain covenants applicable to the convertible debt securities of any series upon deposit with the related trustee of an amount sufficient to discharge the indebtedness evidenced by the convertible debt securities of that series. The deposit must consist of either money or obligations of the United States or any agency or instrumentality of the United States the payment of which is backed by the full faith and credit of the United States, which, through the payment of principal and interest on those obligations and complying with their terms, will provide funds in an aggregate amount sufficient to pay when due, including as a consequence of redemption in respect of which notice is given on or prior to the date of irrevocable deposit, the principal of, premium, if any, and interest on all convertible debt securities of the series.

When a covenant defeasance occurs, we will:

- be released only from our obligations to comply with certain covenants contained in the indenture relating to the convertible debt securities; and

- continue to be obligated in all other respects under those convertible debt securities.

Unless the applicable prospectus supplement specifies otherwise and except as described below, the conditions to covenant defeasance are as follows:

- the covenant defeasance must not result in a breach or violation of, or constitute a default or event of default under, the indenture or any other of our material agreements or instruments;

- certain bankruptcy-related defaults or events of default with respect to us must not have occurred and be continuing during the period commencing on the date of the deposit of the trust funds to defease the convertible debt securities and ending on the 91st day after that date;

- we must deliver to the trustee an opinion of counsel to the effect that the holders of the convertible debt securities:

  - will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance; and

  - will be subject to federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if the covenant defeasance had not occurred;

- we must deliver to the trustee an officer's certificate and an opinion of counsel addressing compliance with the conditions precedent to covenant defeasance; and

- we must comply with any additional conditions to the covenant defeasance that the indenture may impose on us.

If we exercise our covenant defeasance option, payment of the convertible debt securities may not be accelerated because of a default or an event of default with respect to the covenants to which the covenant defeasance is applicable. If, however, acceleration occurs, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the convertible debt securities, because the required deposit in the defeasance trust is based on scheduled cash flow rather than market value, which will vary depending on interest rates and other factors.

The applicable prospectus supplement may further describe the provisions, if any, applicable to covenant defeasance for convertible debt securities of a particular series.

LEGAL MATTERS

The validity of the securities we are offering will be passed upon for us by Thompson Hine LLP. Joseph M. Rigot, a partner of the firm, is our corporate secretary and general counsel.

EXPERTS

Our consolidated financial statements as of August 31, 2002 and 2001 and for each of the years in the three-year period ended August 31, 2002 appearing in our Annual Report on Form 10-K for the year ended August 31, 2002 have been incorporated by reference herein in reliance upon the report of Ernst & Young, LLP, independent accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and we file annual, quarterly and current reports and other information with the SEC. Our reports filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the SEC's public reference facility by calling 1-800-SEC-0330. Our reports and other information filed by us with the SEC are also available at the SEC's website on the Internet located at www.sec.gov. Our common shares are listed for trading on the NYSE under the symbol "RBN." Our 8.0% Convertible Subordinated Notes due 2008 are listed for trading on the NYSE under the symbol "RBN#08." We maintain a website on the Internet located at www.robn.com. The information on our website is not considered to be incorporated by reference in this prospectus.

The SEC allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and the documents listed below. We hereby incorporate by reference our filings listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the securities offered under this prospectus are sold:

• Annual Report on Form 10-K for the fiscal year ended August 31, 2002;

- Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2002, February 28, 2003 and May 31, 2003; and

- Current Reports on Form 8-K filed on February 11, 2003, March 14, 2003, March 27, 2003, June 26, 2003 and July 2, 2003.

We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

Robbins & Myers, Inc.
1400 Kettering Tower
Dayton, Ohio 45423
(937) 225-3335
Attn: Hugh E. Becker — Vice President, Investor Relations

You should only rely on the information contained in this prospectus, any prospectus supplement or any document incorporated by reference. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All such expenses will be borne by us.

Item	Amounts to be Paid
SEC Registration Fee	$ 8,090
Accountants Fees and Expenses	25,000
Legal Fees and Expenses	75,000
Financial Advisor Fees and Expenses	30,000
Printing Expenses	20,000
Miscellaneous	30,000
Total	$188,090

ITEM 15. Indemnification of Directors and Officers.

Section 2 of Article V of the Code of Regulations of the Company sets forth certain rights of the Company's directors and officers to indemnification. Such rights provide indemnification by the Company as permitted by Ohio law. The liabilities against which a director and officer may be indemnified and factors employed to determine whether a director and officer is entitled to indemnification in a particular instance depend on whether the proceedings in which the claim for indemnification arises were brought (a) other than by and in the right of the Company ("Third Party Actions") or (b) by and in the right of the Company ("Company Actions").

In Third Party Actions, the Company will indemnify each director and officer against expenses, including attorneys' fees, judgments, decrees, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened or actual proceeding in which he or she may be involved by reason of his or her having acted in such capacity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any matter that is the subject of a criminal action, suit or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful.

In Company Actions, the Company will indemnify each director and officer against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense or settlement of any such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification is permitted with respect to (i) any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless and only to the extent that a court determines that, despite the adjudication of liability, such person is entitled to indemnification and (ii) any action or suit in which the only liability asserted against a director is in connection with unlawful loans, dividends, distributions, distributions of assets and repurchases of Company shares under Section 1701.95 of the Ohio Revised Code.

Unless indemnification is ordered by a court, the determination as to whether or not an individual has satisfied the applicable standards of conduct (and therefore may be indemnified) is made by the Board of Directors of the Company by a majority vote of a quorum consisting of directors of the Company who were not parties to the action; or if such a quorum is not obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or by the shareholders of the Company.

Section 2 of Article V of the Code of Regulations of the Company does not limit in any way other indemnification rights to which those seeking indemnification may be entitled. The Company has entered into an indemnification agreement with each director of the Company, the form of which was approved by the shareholders of the Company. A copy of such agreement was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended August 31, 2001.

The Company maintains insurance policies, which presently provide protection, within the maximum liability limits of the policies and subject to a deductible amount for each claim, to the Company under its indemnification obligations and to the directors and officers with respect to certain matters that are not covered by the Company's indemnification obligations.

ITEM 16. Exhibits.

See Exhibit Index.

ITEM 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, State of Ohio, on July 3, 2003.

ROBBINS & MYERS, INC.

By: /s/ GERALD L. CONNELLY

Gerald L. Connelly
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald L. Connelly, Kevin J. Brown, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Ruling 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GERALD L. CONNELLY Gerald L. Connelly	President and Chief Executive Officer (Principal Executive Officer)	July 2, 2003
/s/ KEVIN J. BROWN Kevin J. Brown	Vice President and Chief Financial Officer (Principal Financial Officer)	July 2, 2003
/s/ THOMAS J. SCHOCKMAN Thomas J. Schockman	Corporate Controller (Principal Accounting Officer)	July 2, 2003
/s/ MAYNARD H. MURCH IV Maynard H. Murch IV	Chairman of the Board	July 2, 2003
/s/ ROBERT J. KEGERREIS Robert J. Kegerreis	Director	July 2, 2003

-29-

Signature	Title	Date
/s/ THOMAS P. LOFTIS		
Thomas P. Loftis	Director	July 2, 2003
/s/ WILLIAM D. MANNING		
William D. Manning	Director	July 2, 2003
/s/ JOHN N. TAYLOR, JR.		
John N. Taylor, Jr.	Director	July 2, 2003
/s/ JEROME F. TATAR		
Jerome F. Tatar	Director	July 2, 2003

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EXHIBIT INDEX

Exhibit No.		Description
1.1		Form of Underwriting Agreement**
3.1	—	Amended Articles of Incorporation of Robbins & Myers, Inc.*
3.2	—	Code of Regulations of Robbins & Myers, Inc. (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2001 and incorporated herein by reference).
4.1	—	Form of Indenture for Debt Securities of Robbins & Myers, Inc.**
4.2	—	Form of Debt Security of Robbins & Myers, Inc.**
4.3	—	Form of Indenture for Convertible Debt Securities of Robbins & Myers, Inc.**
4.4	—	Form of Convertible Debt Security of Robbins & Myers, Inc.**
5.1	—	Opinion of Thompson Hine LLP*
12.1	—	Calculation of Ratio of Earnings to Fixed Charges*
23.1	—	Consent of Ernst & Young LLP*
23.2	—	Consent of Thompson Hine LLP (included in Exhibit 5.1)
24.1	—	Power of Attorney (contained on signature page)
25.1	—	Statement of Eligibility of Trustee for Debt Securities of Robbins & Myers, Inc. on Form T-1.**
25.2	—	Statement of Eligibility of Trustee for Convertible Debt Securities of Robbins & Myers, Inc. on Form T-1.**

*   Filed herewith.

**   To be filed by amendment to this registration statement.